Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

October 18, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 14, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from SportsMap Tech Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock, $0.0001 par value,
and three-quarters of one redeemable warrant

Shares of common stock, $0.0001 par value

Redeemable warrants, each whole warrant exercisable for one shares of common stock
at an exercise price of $11.50 per whole share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi